Exhibit 99.1

Press Release

For immediate release

Banle Energy International Limited Successfully Completed Inaugural Bunkering Services in Mauritius, Africa

Hong Kong May 15, 2024 (GLOBE NEWSWIRE) – On May 13, 2024, Banle Energy International Limited, a Hong Kong subsidiary of the Banle Group (NASDAQ: BANL), a reputable marine fuel logistic company in the Asia Pacific region, announced its expansion into Mauritius, marking the company’s first foray into the African continent. This strategic move marks an expansion of BANL’s presence in a new continent and underscores its commitment to enhance the Company’s regional presence and accelerates its growth trajectory.

The port of Port Louis, where the bunkering service was arranged, serves as a vital gateway for trade and commerce in Mauritius. It plays a crucial role in handling a substantial portion of the country’s imports and exports, facilitating both domestic and international trade connections with various destinations across the globe, enabling BANL to reach a wider audience and drive market penetration effectively.

Teck Lim Chia, our Chairman and Chief Executive Officer, expressed his gratitude for this new endeavor, stating: “We are excited to provide our first bunkering service in Mauritius. This milestone reinforces our dedication to delivering value for our stakeholders, including customers, partners, and shareholders. We are grateful to BYD for their unwavering support and trust in our bunkering services, and we look forward to exploring future opportunities in the African market.”

The expansion into Mauritius is a strategic move that will enable Banle to reach a wider audience and drive market penetration effectively, further strengthening the Group’s position as a leading marine fuel logistics provider in the Asia-Pacific region.

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About the Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Belgium, China, Hong Kong, Japan, Korea, Malaysia, Mauritius, Singapore, Taiwan, Thailand, Turkey and Vietnam. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com